UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 31, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Election of CFO and IRO

TIM SA (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Instruction No. 358 and, in continuity with the Material Fact published in July 7, 2021, communicates the following to its shareholders, the market in general and other interested parties:

At the Board of Directors' Meeting held today, the members of the aforementioned body elected Ms. Camille Loyo Faria to the positions of Chief Financial Officer and Investor Relations Officer (IRO), replacing Mr. Adrian Calaza. Ms. Faria will take office on September 1srt, 2021, fully assuming her responsibilities on this date.

Ms. Faria held the positions of CFO and IRO at Oi S.A., having previously worked in the Investment Banking area of Bank of America Merrill Lynch, Bradesco BBI and Morgan Stanley, as director responsible for the Energy, Technology/Media/ Telecom and Industries. Ms. Faria also held executive roles in the telecommunications and infrastructure sectors, having held the positions of CEO at Multiner, CFO at Terna Participações and Strategy Leader at Embratel and at the Telecom Italia group in Brazil and Latin America. Graduated in Chemical Engineering from PUC-RJ, Ms. Faria has an MBA in Finance from Ibmec-RJ and a Master's in Industrial Engineering from PUC-RJ.

The Company once again expresses its gratitude to Mr. Adrian Calaza for his commitment and dedication in performing his duties throughout his term of office and congratulated him for the exceptional result obtained during his career at the Company. Finally, the company wishes him success in his new professional trajectory.

Rio de Janeiro, August 31st 2021.

TIM S.A.
Pietro Labriola Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 31, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer